MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present at the 46th Annual International Conference on Antimicrobial Agents and Chemotherapy

Vancouver, BC, CANADA & San Diego, CA, USA – September 27, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases will have five posters related to the company’s lipopeptide compound, MX-2401 presented at the American Society for Microbiology’s 46th Annual International Conference on Antimicrobial Agents and Chemotherapy (ICAAC) being held in San Francisco September 27th-30th, 2006.  MX-2401 is being developed for the treatment of serious Gram positive bacterial infections and has demonstrated activity in preclinical efficacy models against a variety of infections, including pneumonia. Three of the posters will be presented by MIGENIX scientists and two will be presented by Dr. William Craig based on studies performed in his laboratory. Dr. Craig, Emeritus Professor of Medicine at the University of Wisconsin-Madison School of Medicine, is an internationally recognized expert in anti-infective therapy and a member of the Clinical (Antibacterial) and Scientific Advisory Boards of MIGENIX.

The posters will be presented in Poster Session 214 “New Lipopeptides and Glycopeptides” from 8:30am-10:00am in Room 103 of the Moscone Center on Saturday, September 30th, 2006.  The abstracts from the presentations are available on the ICAAC website (www.icaac.org) and copies of the posters will be accessible at www.migenix.com or by contacting MIGENIX following the presentations. The titles of the posters are as follows:

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In Vitro Characterization of MX-2401- A Novel Amphomycin Derivative Active Against Gram Positive Bacteria (Presentation Number: F1-1879)

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Pharmacokinetic Characterization of MX-2401, a Novel Lipopeptide with Potent Antimicrobial Activity Against Gram Positive Organisms (Presentation Number: F1-1880)

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In-Vivo Pharmacodynamics of MX-2401 Against S. Aureus (SA) and S. Pneumoniae (SP) in Thigh Infections in Neutropenic Mice (Presentation Number: F1-1881)

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Impact of Neutrophils and Site of Infection on the In-Vivo Pharmacodynamics of MX-2401 Against S. Pneumoniae in Thigh and Lung Infections in Neutropenic and Normal Mice (Presentation Number: F1-1882)

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Safety and Antimicrobial Efficacy of Novel Lipopeptide MX-2401 (Presentation Number: F1-1883)

About MX-2401

MX-2401 is a novel semi-synthetic derivative of the lipopeptide amphomycin that has potent antimicrobial activity against clinically-relevant Gram positive bacteria including Streptococcus pneumoniae and Staphylococcus aureus as well as drug-resistant bacteria such as vancomycin-resistant enterococci (VRE), methicillin-resistant S. aureus (MRSA), methicillin-resistant Staphylococcus epidermidis (MRSE), macrolide-resistant S. pneumoniae, and penicillin-intermediate-resistant S. pneumoniae (PRSP). MX-2401 is bactericidal and kills bacteria rather than merely inhibiting their growth. In preclinical studies to date, MX-2401 was effective in several models of infection and, therefore, could be used in the management of severe bacterial infections. The potential indications for MX-2401 include complicated skin and skin structure infections (cSSSI) and pneumonia in hospitalized patients.

MIGENIX is developing the process for manufacturing MX-2401 on a scale that will provide sufficient quantities for the Good Laboratory Practices (“GLP”) non-clinical toxicity studies required to support moving into clinical development. This process development work and the manufacturing are projected to be complete by the end of 2006 and the GLP non-clinical studies required for a Clinical Trial Application could be completed approximately 12 months thereafter.

MIGENIX has an agreement with the Government of Canada under the Technology Partnership’s Canada program which is funding 26% of eligible costs (up to $9.3 million) for the development of MX-2401.

MIGENIX Inc. – NEWS RELEASE – September 27, 2006                                                            Page 2 of 2

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I and preclinical) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations.

Forward-looking statements or information in this news release include, but are not limited to statements or information concerning: MX-2401 manufacturing for GLP non-clinical studies to be completed by the end of 2006; and the duration of the MX-2401 GLP studies required for a Clinical Trial Application being approximately 12 months.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: uncertainties related to early stage of technology and product development; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; dependence on corporate collaborations; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.